SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

METROLOGIC INSTRUMENTS, INC.

(Name of the Issuer)

Metrologic Instruments, Inc.

Meteor Holding Corporation

Meteor Merger Corporation

C. Harry Knowles

FP-Metrologic, LLC

Francisco Partners II, L.P.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

591676101

(CUSIP Number of Class of Securities)

Dipanjan Deb
Meteor Holding Corporation
C. Harry Knowles	Meteor Merger Corporation
Chairman of the Board and	FP-Metrologic, LLC
Interim Chief Executive Officer	Francisco Partners II, L.P.
Metrologic Instruments, Inc.	c/o Francisco Partners
90 Coles Road	2882 Sand Hill Road, Suite 280
Blackwood, New Jersey 08012	Menlo Park, California 94025
(856) 228-8100	(650) 233-2900
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Justin P. Klein, Esq. Ballard Spahr Andrews & Ingersoll, LLP 1735 Market Street, 51st Floor Philadelphia, Pennsylvania 19103 (215) 864-8606	Barry M. Abelson, Esq. Pepper Hamilton LLP 3000 Two Logan Square 18th and Arch Streets Philadelphia, Pennsylvania 19103 (215) 981-4282	Larry W. Sonsini, Esq. John A. Fore, Esq. Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

This statement is filed in connection with (check the appropriate box):

☒ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
☐ b.	The filing of a registration statement under the Securities Act of 1933.
☐ c.	A tender offer.
☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$369,128,879	$39,497

(1)

Pursuant to an Agreement and Plan of Merger by and between Meteor Holding Corporation, Meteor Merger Corporation and the Registrant dated as of September 12, 2006, Meteor Merger Corporation will merge with and into the Registrant and each outstanding share of common stock of the Registrant shall be converted into the right to receive $18.50, without interest, except for shares that are owned by the Registrant as treasury stock or owned by Meteor Holding Corporation or any wholly owned subsidiary of Meteor Holding Corporation or the Registrant, which will be cancelled without any payment therefor.  Pursuant to Contribution and Voting Agreements between Meteor Merger Corporation and certain shareholders of the Registrant dated as of September 12, 2006, such shareholders will contribute an aggregate of 3,384,463 shares of common stock of the Registrant to Meteor Holding Corporation immediately prior to the merger in exchange for shares of Meteor Holding Corporation.  Each holder of options to acquire the Registrant’s common stock with an exercise price that is less than $18.50 per share shall be entitled to receive, in consideration of the cancellation of such stock options, an amount (net of applicable taxes) equal to the product of (i) the excess of $18.50 per share of common stock over the exercise price per share of common stock subject to such stock option, multiplied by (ii) the total number of shares subject to such stock option.  Each holder of options with an exercise price that is greater than or equal to $18.50 per share will receive $1.00 per award.  Each holder of warrants to acquire the Registrant’s common stock shall be entitled to receive upon exercise an amount (net of applicable taxes) equal to the product of (i) the excess of $18.50 over the exercise price per share of common stock subject to such warrant, multiplied by (ii) the total number of shares subject to such warrant.  As of October 2, 2006, there were 22,770,094 shares of common stock of the Registrant issued and outstanding, 521,630 shares of common stock of the Registrant subject to outstanding stock options with an exercise price that is less than $18.50 per share, with a weighted-average exercise price of $4.00 per share, 220 option awards covering 1,226,500 shares of common stock of the Registrant with an exercise price that is greater than or equal to $18.50 per share, and 195,000 shares of common stock of the Registrant subject to outstanding warrants, with an exercise price of $3.47 per share.  The filing fee was determined by adding (w) the product of (i) the number of shares of Common Stock that are proposed to be acquired in the transactions (calculated by subtracting 3,384,463 from 22,770,094) and (ii) the transaction consideration of $18.50 per share of common stock, plus (x) the product of (1) the total number of shares of Metrologic common stock subject to outstanding stock options with an exercise price that is less than $18.50 per share multiplied by (2) the excess of $18.50 over the weighted average exercise price for such stock options, plus (y) the product of (1) the total number of option awards with an exercise price that is greater than or equal to $18.50 multiplied by (2) $1.00 plus (z) the product of (1) the total number of shares of Metrologic common stock subject to outstanding warrants multiplied by (2) the excess of $18.50 per share of common stock over the exercise price per share of common stock subject to such warrants ((w), (x), (y) and (z) together, the “Merger Consideration”).

(2)	The filing fee was calculated in accordance with Rule 240.0-11 under the Exchange Act, by multiplying the Merger Consideration by 0.000107.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39,497
Form or Registration No.: Schedule 14A
Filing Party: Metrologic Instruments, Inc.
Date Filed: October 5, 2006

Introduction

This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Statement”) is being filed by (1) Metrologic Instruments, Inc., a New Jersey corporation (the “Company” or “Metrologic”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is the subject of the Rule 13e-3 transaction, (2) Meteor Holding Corporation, a Delaware corporation (“Meteor Holding Corporation”), (3) Meteor Merger Corporation, a New Jersey corporation (“Meteor Merger Corporation”), (4) C. Harry Knowles, an individual, the Chairman of the Board of Directors and interim Chief Executive Officer of Metrologic, (5) FP-Metrologic, LLC, a Delaware limited liability company (“FP-Metrologic”), and (6) Francisco Partners II, L.P., a Delaware limited partnership (“FP II” and, together with Metrologic, Meteor Holding Corporation, Meteor Merger Corporation, Francisco Partners and FP-Metrologic, the “Filing Persons”).

Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 12, 2006, by and among Meteor Holding Corporation, Meteor Merger Corporation and the Company, Meteor Merger Corporation will merge with and into the Company, and the Company will continue as the surviving corporation and a wholly owned subsidiary of Meteor Holding Corporation (the “Merger”).  In connection with the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $18.50 in cash, without interest, other than shares owned by the Company as treasury stock or owned by Meteor Holding Corporation or any wholly owned subsidiary of Meteor Holding Corporation or the Company, which will be cancelled without any payment therefor.  Each holder of options to purchase Metrologic Common Stock under the Company’s 2004 Equity Incentive Plan with an exercise price that is less than $18.50 per share will receive cash, without interest, in an amount equal to the product of (1) the total number of shares of Metrologic Common Stock subject to the option multiplied by (2) the excess of $18.50 over the exercise price per share of Metrologic Common Stock subject to such option, less any applicable taxes.  Each holder of options granted under the Company’s 2004 Equity Incentive Plan with an exercise price that is greater than or equal to $18.50 per share will receive $1.00 per award.  Metrologic expects to make an offer to holders of options granted under its 1994 Incentive Plan to cancel all of their options in exchange for a cash payment, without interest, equal to the product of (1) the total number of shares of Metrologic Common Stock subject to the option multiplied by (2) the excess of $18.50 over the exercise price per share of Metrologic Common Stock subject to such option, less any applicable taxes.  All of the options held by employees who will be eligible to participate in the offer have exercise prices that are less than $18.50 per share.  Each holder of warrants to acquire the Company’s Common Stock will be entitled to receive, upon exercise of each such warrant, an amount (net of applicable taxes) equal to the product of (i) $18.50 multiplied by (ii) the total number of shares subject to such warrant.

As of the date of this Statement, FP-Metrologic, an entity affiliated with FP II, a private equity firm, is the sole stockholder of Meteor Holding Corporation.  Pursuant to the terms of a contribution and voting agreement dated as of September 12, 2006 among Meteor Holding Corporation, C. Harry Knowles, Chairman of the board of directors and interim Chief Executive Officer of the Company, and certain of his related family trusts and charitable entities, and a contribution and voting agreement dated as of September 12, 2006 among Meteor Holding Corporation, Elliott Associates, L.P. and Elliott International, L.P., multi-strategy hedge funds under common management that are current shareholders of Metrologic, Mr. Knowles, Elliott Associates, L.P. and Elliott International, L.P. have each agreed, severally and not jointly, to contribute an aggregate of 3,384,463 shares of Common Stock that they beneficially own to Meteor Holding Corporation immediately prior to the closing of the merger in exchange for shares of capital stock of Meteor Holding Corporation.

As a result of the Merger, current shareholders of the Company, other than C. Harry Knowles, Elliott Associates, L.P. and Elliott International, L.P., will cease to have ownership interests in the Company or rights as shareholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.

Concurrently with the filing of this Statement, the Company is filing with the Securities and Exchange Commission an amended preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a special meeting of the shareholders of the Company at which the shareholders of the Company will consider and vote upon a proposal to approve the Merger Agreement.  At the special meeting, the approval of the Merger Agreement requires the affirmative vote of a majority of the votes cast by the holders of shares of Common Stock present in person or represented by proxy at the special meeting and entitled to vote thereon.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.  The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

The filing of this Statement shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that Metrologic is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of Metrologic within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

All information contained in this Statement concerning any Filing Person has been provided by such Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

Item 2.	Subject Company Information

(a)	Name and Address. The Company’s name and the address and telephone number of its principal executive office are as follows:

Metrologic Instruments, Inc.

90 Coles Road

Blackwood, NJ  08012

(856) 228-8100

(b)

Securities.    The securities that are the subject matter of this Statement are the shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”).  As of November 1, 2006, 22,858,443 shares of Common Stock were outstanding.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“THE SPECIAL MEETING – Record Date, Quorum and Voting Power”

“PERSONS OWNING MORE THAN FIVE PERCENT OF STOCK”

“SECURITY OWNERSHIP BY MANAGEMENT”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “MARKET PRICES OF THE COMPANY’S COMMON STOCK” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Proxy Statement under the caption “DIVIDEND POLICY” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN THE COMPANY’S STOCK” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN THE COMPANY’S STOCK” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person(s)

(a)

Name and Address.    The information set forth in Schedules I, II, III and IV to this Statement and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

 “THE PARTIES TO THE MERGER”

“CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY”

(b)

Business and Background of Entities.    The information set forth in Schedules I, II, III and IV to this Statement and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“THE PARTIES TO THE MERGER”

(c)

Business and Background of Natural Persons.    The information set forth in Schedules I, II, III and IV to this Transaction Statement and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“CURRENT EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY”

Item 4.	Terms of the Transaction

(a)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metrologic After the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS – Accounting Treatment”

“THE SPECIAL MEETING – Required Vote”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

“OTHER AGREEMENTS RELATING TO OUR SECURITIES – Contribution and Voting Agreements”

“OTHER AGREEMENTS RELATING TO OUR SECURITIES – Confidentiality and Standstill Agreement”

ANNEX A – Agreement and Plan of Merger

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Provisions for Unaffiliated Shareholders”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Treatment of Stock, Options and Warrants”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Indemnification”

“OTHER AGREEMENTS RELATING TO OUR SECURITIES – Contribution and Voting Agreements”

“OTHER AGREEMENTS RELATING TO OUR SECURITIES – Confidentiality and Standstill Agreement”

ANNEX A – Agreement and Plan of Merger

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

(e)

Provisions for Unaffiliated Security Holders.    The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS – Provisions for Unaffiliated Shareholders” is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the caption “RELATED PARTY TRANSACTIONS” is incorporated herein by reference.

(b), (c)	Significant Corporate Events; Negotiations or Contracts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

 “OTHER AGREEMENTS RELATING TO OUR SECURITIES”

ANNEX A – Agreement and Plan of Merger

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Certain Effects of the Merger”

 “SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

 “OTHER AGREEMENTS RELATING TO OUR SECURITIES”

ANNEX A – Agreement and Plan of Merger

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

Item 6.	Purpose of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metrologic After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Treatment of Stock, Options and Warrants”

ANNEX A – Agreement and Plan of Merger

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metrologic After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

“OTHER AGREEMENTS RELATING TO OUR SECURITIES – Contribution and Voting Agreements”

ANNEX A – Agreement and Plan of Merger

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – The Merger and Related Matters”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metrologic After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metrologic After the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET – The Merger and Related Matters”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinion of Needham & Company, LLC”

“SPECIAL FACTORS – Position of C. Harry Knowles as to Fairness”

“SPECIAL FACTORS – Position of Meteor Holding Corporation, Meteor Merger Corporation, the Francisco Partners Investor and Francisco Partners II, L.P. as to Fairness”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metrologic After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

ANNEX B – Opinion of Needham & Company, LLC

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Purposes, Reasons and Plans for Metrologic After the Merger”

“SPECIAL FACTORS – Certain Effects of the Merger”

“SPECIAL FACTORS – Effects on the Company if the Merger is Not Completed”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“SPECIAL FACTORS – Material U.S. Federal Income Tax Consequences”

“SPECIAL FACTORS – Fees and Expenses of the Merger”

 “THE MERGER AGREEMENT (PROPOSAL NO. 1)”

ANNEX A – Agreement and Plan of Merger

Item 8.	Fairness of the Transaction

(a), (b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinion of Needham & Company, LLC”

“SPECIAL FACTORS – Position of C. Harry Knowles as to Fairness”

“SPECIAL FACTORS – Position of Meteor Holding Corporation, Meteor Merger Corporation, the Francisco Partners Investor and Francisco Partners II, L.P. as to Fairness”

ANNEX B – Opinion of Needham & Company, LLC

(c)

Approval of Security Holders.    The transaction is not structured so that the approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Provisions for Unaffiliated Shareholders”

“THE SPECIAL MEETING – Record Date, Quorum and Voting Power”

“THE SPECIAL MEETING – Required Vote”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Conditions to Completion of the Merger”

ANNEX A – Agreement and Plan of Merger

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinion of Needham & Company, LLC”

“SPECIAL FACTORS – Provisions for Unaffiliated Shareholders”

ANNEX B – Opinion of Needham & Company, LLC

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a),(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation of Needham & Company, LLC to the Special Committee of the Board of Directors of Metrologic, dated September 11, 2006, is attached hereto as Exhibit (c)(2) and is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Special Committee’s Recommendation”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

“SPECIAL FACTORS – Opinion of Needham & Company, LLC”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

“INCORPORATION BY REFERENCE”

ANNEX B – Opinion of Needham & Company, LLC

(c)

Availability of Documents.    The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Metrologic common stock or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

(a),(b),(d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Financing of the Merger”

“MERGER AGREEMENT (PROPOSAL NO. 1) – Financing”

“MERGER AGREEMENT (PROPOSAL NO. 1) – Conditions to Completion of the Merger”

“OTHER AGREEMENTS RELATING TO OUR SECURITIES – Contribution and Voting Agreements”

ANNEX A – Agreement and Plan of Merger

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS – Fees and Expenses of the Merger”

“THE MERGER AGREEMENT (PROPOSAL NO. 1) – Fees and Expenses”

ANNEX A – Agreement and Plan of Merger

Item 11.	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“PERSONS OWNING MORE THAN FIVE PERCENT OF STOCK”

“SECURITY OWNERSHIP BY MANAGEMENT”

“OTHER AGREEMENTS RELATING TO OUR SECURITIES – Contribution and Voting Agreements”

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

(b)

Securities Transactions.    The information set forth in Schedule III and Schedule IV to this Statement under the heading “Securities Transactions” and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Financing of the Merger”

“SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“THE MERGER AGREEMENT (PROPOSAL NO. 1)”

“OTHER AGREEMENTS RELATING TO OUR SECURITIES”

“TRANSACTIONS IN THE COMPANY’S STOCK”

ANNEX A – Agreement and Plan of Merger

ANNEX C-1 – Knowles Contribution and Voting Agreement

ANNEX C-2 – Elliott Contribution and Voting Agreement

Item 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS – Position of C. Harry Knowles as to Fairness”

 “SPECIAL FACTORS – Interests of Certain Persons in the Merger”

“THE SPECIAL MEETING – Voting by Directors and Executive Officers”

“OTHER AGREEMENTS RELATING TO OUR SECURITIES – Contribution and Voting Agreements”

ANNEX C-1 – Knowles Contribution and Voting Agreement

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Recommendations of the Special Committee and the Board of Directors”

“SPECIAL FACTORS – Reasons for the Board’s Recommendation”

Item 13.	Financial Statements

(a)	Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

“INCORPORATION BY REFERENCE”

The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006 are incorporated by reference herein.

(b)	Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a),(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS – Background of the Merger”

“SPECIAL FACTORS – Fees and Expenses of the Merger”

“THE SPECIAL MEETING – Proxy Solicitation; Expenses of Proxy Solicitation”

Item 15.	Additional Information

(b)	Other Material Information. The information set forth in the Proxy Statement and annexes thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16.	Exhibits

Exhibit Number		Description

(a)(1)		Letter to Shareholders of Metrologic Instruments, Inc., dated November , 2006, incorporated herein by reference to the Proxy Statement.

(a)(2)		Notice of Special Meeting of Shareholders of Metrologic Instruments, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)		Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 9, 2006, incorporated herein by reference to the Proxy Statement.

(a)(4)		Form of proxy card, filed with the Securities and Exchange Commission with the Proxy Statement, incorporated herein by reference to the Proxy Statement.

(b)(1)	*

Debt Commitment Letter by and between Meteor Holding Corporation and Morgan Stanley Senior Funding, Inc. dated September 12, 2006 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed on September 22, 2006 by Meteor Holding Corporation, FP-Metrologic, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC).

(c)(1)		Opinion of Needham & Company, LLC, dated September 11, 2006, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	*	Valuation discussion materials presented by Needham & Company, LLC to the Special Committee of the Board of Directors of Metrologic Instruments, Inc. on September 6, 2006.

(c)(3)	*	Presentation of Needham & Company, LLC to the Special Committee and the Board of Directors of Metrologic Instruments, Inc., dated September 11, 2006.

(d)(1)

Agreement and Plan of Merger, dated as of September 12, 2006, by and among Meteor Holding Corporation, Meteor Merger Corporation and Metrologic Instruments, Inc., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)

Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, C. Harry Knowles, Janet H. Knowles and certain related family trusts and charitable entities, incorporated herein by reference to Annex C-1 to the Proxy Statement.

(d)(3)

Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, Elliott Associates, L.P. and Elliott International, L.P., incorporated herein by reference to Annex C-2 to the Proxy Statement.

(d)(4)

Letter Agreement regarding Termination Fee dated September 12, 2006 between Meteor Holding Corporation and Elliott Associates, L.P. (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on September 22, 2006 by Meteor Holding Corporation, FP-Metrologic, LLC, Francisco Partners II, L,P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC).

*       Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 9, 2006

METROLOGIC INSTRUMENTS, INC.

By:	/s/ C. Harry Knowles
Name:	C. Harry Knowles
Title:	Interim Chief Executive Officer

METEOR HOLDING CORPORATION

By:	/s/ Dipanjan Deb
Name:	Dipanjan Deb
Title:	President

METEOR MERGER CORPORATION

By:	/s/ Dipanjan Deb
Name:	Dipanjan Deb
Title:	President

C. HARRY KNOWLES

/s/ C. Harry Knowles
C. Harry Knowles

FP-METROLOGIC, LLC

By:	/s/ Dipanjan Deb
Name:	Dipanjan Deb
Title:	Manager

FRANCISCO PARTNERS II, L.P.

By:	Francisco Partners GP II, L.P.,
General Partner
By:	Francisco Partners GP II Management, LLC, General Partners

By:	/s/ Dipanjan Deb
Name:	Dipanjan Deb
Title:	Managing Member

EXHIBIT INDEX

Exhibit Number		Description

(a)(1)		Letter to Shareholders of Metrologic Instruments, Inc., dated November , 2006, incorporated herein by reference to the Proxy Statement.

(a)(2)		Notice of Special Meeting of Shareholders of Metrologic Instruments, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3)		Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 9, 2006, incorporated herein by reference to the Proxy Statement.

(a)(4)		Form of proxy card, filed with the Securities and Exchange Commission with the Proxy Statement, incorporated herein by reference to the Proxy Statement.

(b)(1)	*

Debt Commitment Letter by and between Meteor Holding Corporation and Morgan Stanley Senior Funding, Inc. dated September 12, 2006 (incorporated by reference to Exhibit 99.4 to the Schedule 13D filed on September 22, 2006 by Meteor Holding Corporation, FP-Metrologic, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC).

(c)(1)		Opinion of Needham & Company, LLC, dated September 11, 2006, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	*	Valuation discussion materials presented by Needham & Company, LLC to the Special Committee of the Board of Directors of Metrologic Instruments, Inc. on September 6, 2006.

(c)(3)	*	Presentation of Needham & Company, LLC to the Special Committee and the Board of Directors of Metrologic Instruments, Inc., dated September 11, 2006.

(d)(1)

Agreement and Plan of Merger, dated as of September 12, 2006, by and among Meteor Holding Corporation, Meteor Merger Corporation and Metrologic Instruments, Inc., incorporated herein by reference to Annex A to the Proxy Statement.

(d)(2)

Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, C. Harry Knowles, Janet H. Knowles and certain related family trusts and charitable entities, incorporated herein by reference to Annex C-1 to the Proxy Statement.

(d)(3)

Contribution and Voting Agreement, dated as of September 12, 2006, among Meteor Holding Corporation, Elliott Associates, L.P. and Elliott International, L.P., incorporated herein by reference to Annex C-2 to the Proxy Statement.

(d)(4)

Letter Agreement regarding Termination Fee dated September 12, 2006 between Meteor Holding Corporation and Elliott Associates, L.P. (incorporated by reference to Exhibit 99.5 to the Schedule 13D filed on September 22, 2006 by Meteor Holding Corporation, FP-Metrologic, LLC, Francisco Partners II, L,P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC).

*       Previously filed.

Schedule I

Information Concerning Meteor Holding Corporation

Meteor Holding Corporation is a Delaware corporation that was incorporated on September 1, 2006 solely for the purpose of completing the Merger and the relating financings and transactions. As of the date of this Statement, FP-Metrologic, LLC is the sole stockholder of Meteor Holding Corporation.

Set forth below are the directors and executive officers of Meteor Holding Corporation, the date they became a director or executive officer, their current occupation and their material employment during the last five years, as of November 1, 2006. Messrs. Deb and Kowal are United States citizens. Mr. ibnAle is a Canadian citizen and a permanent resident of the United States. Each of the directors and executive officers of Meteor Holding Corporation has his principal business address and telephone at c/o Francisco Partners, 2882 Sand Hill Road, Suite 280, Menlo Park, California 94025, (650) 233-2999.

Name	Occupation or Employment

Dipanjan Deb

Mr. Deb has served as a director of Meteor Holding Corporation since September 1, 2006 and as President since September 11, 2006. Mr. Deb is a founder and Managing Partner of Francisco Partners, a private equity firm, and has been a Partner since its formation in August 1999. Prior to founding Francisco Partners, Mr. Deb was a principal with Texas Pacific Group, a private equity firm. Earlier in his career, Mr. Deb was director of semiconductor banking at Robertson Stephens & Company, an investment bank, and a management consultant at McKinsey & Company, a consulting firm. Mr. Deb serves on the board of directors of AMI (AMIS), MagnaChip, SMART Modular and Ultra Clean Technology (UCTT).

David T. ibnAle

Mr. ibnAle has served as the Vice President and Treasurer of Meteor Holding Corporation since September 11, 2006. Mr. ibnAle is a Principal with Francisco Partners. Prior to joining Francisco Partners, Mr. ibnAle was an Associate with Summit Partners LP, a private equity firm, where he was involved in identifying, executing and managing private equity investments in companies in a variety of technology segments including IT services, transaction processing, communications equipment, semiconductor devices and semiconductor capital equipment. Earlier in his career, Mr. ibnAle worked as an Analyst in the Corporate Finance Department of Morgan Stanley & Co., an investment bank, and he has also worked in the Fixed Income, Currencies and Commodities Division of Goldman Sachs, an investment bank. Mr. ibnAle serves on the board of directors of ECI and Ultra Clean Technology Holdings (UCTT).

Andrew Kowal

Mr. Kowal has served as a director of Meteor Holding Corporation since September 1, 2006 and as Vice President and Secretary since September 11, 2006. Mr. Kowal is a Vice President with Francisco Partners and has been employed by them since 2001. Prior to joining Francisco Partners in 2001, Mr. Kowal was a member of Princes Gate Investors, a private equity fund within Morgan Stanley, where he was responsible for the identification, evaluation and execution of private equity transactions in a variety of industries, including information technology and hardware. Mr. Kowal serves on the board of directors of ADERANT.

During the past five years, none of Meteor Holding Corporation or its executive officers, directors or controlling persons have been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Schedule II

Information Concerning Meteor Merger Corporation

Meteor Merger Corporation is a New Jersey corporation that was incorporated on September 1, 2006 solely for the purpose of completing the Merger and the relating financings and transactions. As of the date of this Statement, Meteor Holding Corporation is the sole stockholder of Meteor Merger Corporation.

Set forth below are the directors and executive officers of Meteor Merger Corporation, the date they became a director or executive officer, their current occupation and their material employment during the last five years, as of November 1, 2006. Messrs. Deb and Kowal are United States citizens. Mr. ibnAle is a Canadian citizen and a permanent resident of the United States. Each of the directors and executive officers of Meteor Merger Corporation has his principal business address and telephone at c/o Francisco Partners, 2882 Sand Hill Road, Suite 280, Menlo Park, California 94025, (650) 233-2999.

Name	Occupation or Employment

Dipanjan Deb

Mr. Deb has served as the sole director of Meteor Merger Corporation since August 31, 2006 and as President since September 11, 2006. Mr. Deb’s principal occupation and material employment is set forth in “Schedule I – Information Concerning Meteor Holding Corporation.”

David T. ibnAle

Mr. ibnAle has served as the Vice President and Treasurer of Meteor Merger Corporation since September 11, 2006. Mr. ibnAle’s principal occupation and material employment is set forth in “Schedule I – Information Concerning Meteor Holding Corporation.”

Andrew Kowal

Mr. Kowal has served as Vice President and Secretary of Meteor Merger Corporation since September 11, 2006. Mr. Kowal’s principal occupation and material employment is set forth in “Schedule I – Information Concerning Meteor Holding Corporation.”

During the past five years, none of Meteor Merger Corporation or its executive officers, directors or controlling persons have been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Schedule III

Information Concerning FP-Metrologic, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P., Francisco Partners GP II Management, LLC

As of the date of this Statement, FP-Metrologic LLC is the sole stockholder of Meteor Holding Corporation. The principal business of FP-Metrologic, LLC is to invest directly or indirectly in various companies.

Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. are the sole members of FP-Metrologic, LLC. The principal business of Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. is to invest directly or indirectly in various companies. Francisco Partners GP II, L.P. is the general partner of Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. The principal business of Francisco Partners GP II, L.P. is to serve as the general partner of various limited partnerships.

Francisco Partners GP II Management, LLC serves as general partner of Francisco Partners GP II, L.P. The principal business of Francisco Partners GP II Management, LLC is to serve as general partner of Francisco Partners GP II, L.P. and provide management services to Francisco Partners II, L.P. and Francisco Partners Parallel Fund II, L.P. at the request of Francisco Partners GP II, L.P.

Dipanjan Deb, David T. ibnAle and Andrew Kowal are managers of FP-Metrologic, LLC. Information regarding Messrs. Deb, ibnAle and Kowal is set forth in “Schedule I – Information Concerning Meteor Holding Corporation.”

The current principal occupation and material employment of each of the managing directors of Francisco Partners GP II, L.P. who are not officers or directors of Meteor Holding Corporation and/or Meteor Merger Corporation is as follows. Each managing director set forth below is also a member of Francisco Partners GP II Management, LLC.

Name	Occupation or Employment

David M. Stanton

Mr. Stanton is a Managing Director of Francisco Partners GP II, L.P. and a Member of Francisco Partners GP II Management, LLC. Mr. Stanton is a founder of Francisco Partners and has been its Managing Partner since its formation in August 1999. Prior to founding Francisco Partners, Mr. Stanton led the technology investing activities of Texas Pacific Group, a private equity fund, from 1994 until August 1999. Prior to joining Texas Pacific Group, he was a venture capitalist with Trinity Ventures, which specializes in investments in information technology, software and telecommunications companies. Earlier in his career, Mr. Stanton was a strategy consultant with Bain & Company. Mr. Stanton serves as the chairman of the board of directors of GXS and as a director of AMI and C-MAC.

Benjamin Ball

Mr. Ball is a Managing Director of Francisco Partners GP II, L.P. and a Member of Francisco Partners GP II Management, LLC. Mr. Ball is a founder of Francisco Partners and has been a Partner since its formation in August 1999. Prior to founding Francisco Partners, Mr. Ball was a Vice President with TA Associates where he led private equity investments in the software, semiconductor and communications segments. Previously, he worked for Genstar Capital LLC, a middle-market LBO firm, where he focused on investments in the semiconductor, capital equipment and communications industries. Earlier in his career, Mr. Ball worked for AEA Investors, a New York-based private equity firm, and also for the consulting firm of Bain & Company. Mr. Ball serves on the board of directors of ECI, Legerity and WebTrends.

Neil M. Garfinkel	Mr. Garfinkel is a Managing Director of Francisco Partners GP II, L.P. and a

Member of Francisco Partners GP II Management, LLC. Mr. Garfinkel is a founder of Francisco Partners and has been a Partner since its formation in August 1999. Prior to founding Francisco Partners, Mr. Garfinkel was a Managing Director of Friedman Fleischer & Lowe, a leading San Francisco private equity firm where he co-led the firm’s information technology investing. Previously, Mr. Garfinkel was a Vice President with Summit Partners, L.P., where he was responsible for private equity transactions in the software and IT services sectors. Earlier in his career, Mr. Garfinkel was an attorney with Wilson Sonsini Goodrich and Rosati in Palo Alto and with Cravath, Swaine & Moore in New York. Mr. Garfinkel serves on the board of directors of AKQA, Foundation 9 Entertainment, FrontRange Solutions, LYNX Medical Systems, WebTrends and the US-India Venture Capital Association.

Keith Geeslin

Mr. Geeslin is a Managing Director of Francisco Partners GP II, L.P. and a Member of Francisco Partners GP II Management, LLC. Mr. Geeslin joined Francisco Partners as a Partner in January 2004. Prior to joining Francisco Partners, Mr. Geeslin spent 19 years with the Sprout Group. Mr. Geeslin joined Sprout in 1984, became a General Partner in 1988, and became Sprout’s Managing Partner in 2000. Earlier in his career, he was the general manager of a division of Tymshare, Inc. and held various positions at its Tymnet subsidiary from 1980 to 1984. He was also previously a staff member of the U.S. Senate Commerce Committee. Mr. Geeslin serves on the board of directors of Blue Coat, CommVault Systems, Synaptics (SYNA) and yIPes Communications.

David Golob

Mr. Golob is a Managing Director of Francisco Partners GP II, L.P. and a Member of Francisco Partners GP II Management, LLC. Mr. Golob has been a Partner with Francisco Partners since joining the firm in September 2001. From 1998 to 2000, Mr. Golob was a Managing Director with Tiger Management, a $20 billion hedge fund based in New York, where he was co-head of the global technology group and focused in the software industry. Prior to Tiger Management, Mr. Golob spent seven years as a private equity investor focused on the software industry at General Atlantic Partners and Sutter Hill Ventures. Earlier in his career, Mr. Golob was a management consultant with McKinsey & Company and a Product Manager with Newport Systems Solutions, Inc. (acquired by Cisco). Mr. Golob serves on the board of directors of AttachmateWRQ, Barracuda Networks, GXS, Primavera and RedPrairie Corporation.

During the past five years, none of FP-Metrologic, LLC, FP-Metrologic, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P., Francisco Partners GP II Management, LLC or any of its managers, managing directors or members as listed above have been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The business address of each of FP-Metrologic, LLC, Francisco Partners II, L.P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P., Francisco Partners GP II Management, LLC and persons listed above is:

c/o Francisco Partners

2882 Sand Hill Road, Suite 280

Menlo Park, California 94025

(650) 233-2999

Securities Transactions

During the past 60 days, none of FP-Metrologic, LLC, Francisco Partners II, L,P., Francisco Partners Parallel Fund II, L.P., Francisco Partners GP II, L.P. and Francisco Partners GP II Management, LLC or any of the persons listed above has engaged in any transactions in Metrologic common stock.

Schedule IV

Information Concerning the Elliott Investors

Each of Elliott Associates, L.P., a Delaware limited partnership (“Elliott”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation and investment manager for Elliott International (“EICA”), may be deemed to be a member of a group, within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, with the filing persons. The following information is provided to comply with Instruction C to Schedule 13e-3 under the Exchange Act. The filing of this Transaction Statement and the information contained in this Schedule IV shall not be construed as an admission that any person identified on this Schedule IV is a member of any such group, that Metrologic is “controlled” by any such person or that any such person is an “affiliate” of Metrologic within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

During the past five years, none of the persons listed below have been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person or entity from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ELLIOTT

The business address of Elliott is 712 Fifth Avenue,  36th Floor, New York, New York 10019. The principal business of Elliott is to purchase, sell, trade and invest in securities.

Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.

SINGER

Singer’s business address is 712 Fifth Avenue, 36th Floor, New York, New York 10019. Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 712 Fifth Avenue, 36th Floor, New York, New York 10019. The principal business of Capital Advisors is the furnishing of investment advisory services. Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 712 Fifth Avenue, 36th Floor, New York, New York 10019. The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP
Braxton Associates, Inc.	712 Fifth Avenue 36th Floor New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors
Elliott Asset Management LLC	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies. The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	General partner of Elliott International

HAMBLEDON

Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 712 Fifth Avenue, 36th Floor, New York, New York 10019. The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	712 Fifth Avenue 36th Floor New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Securities Transactions

The following transactions in the Metrologic common stock were effected by Elliott during the past sixty (60) days:

DATE	SHARES BOUGHT (SOLD)	APPROX. PRICE PER SHARE (EXCL. OF COMMISSIONS)
09-12-2006	3,080	$18.10
09-12-2006	(3,080)	$18.10

The following transactions in the Metrologic common stock were effected by Elliott International during the past sixty (60) days:

DATE	SHARES BOUGHT (SOLD)	APPROX. PRICE PER SHARE (EXCL. OF COMMISSIONS)
09-12-2006	4,620	$18.10
09-12-2006	(4,620)	$18.10

All of the above transactions were effected on the NASDAQ Global Select Market.